Exhibit 3.2(b)

AMENDMENT TO AMENDED AND RESTATED BYLAWS, AS AMENDED, OF

IMPAC MORTGAGE HOLDINGS, INC.

Article II, Section 2 of the Amended and Restated Bylaws, as amended, shall be stricken in its entirety and replaced with the following language:

Section 2. Annual Meeting. The Annual Meeting of stockholders of the Corporation shall be held on such date, and at such time, as shall be designated annually by the Board of Directors which time and date shall be within a 31 day period commencing on June 1, 2005, a 31 day period commencing on May 1, 2006, a 31 day period commencing on April 1, 2007, and a 31 day period commencing on April 1st each year thereafter. The date, time and place shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof, at which meeting the stockholders shall elect a Board of Directors and transact such other business as may be properly brought before the meeting.